Exhibit 22
GUARANTOR SUBSIDIARIES OF TREEHOUSE FOODS, INC.
The following subsidiaries of TreeHouse Foods, Inc. (the "Issuer") are guarantors of the Issuer's 2028 Notes:

Name of Guarantor Subsidiary		Jurisdiction of Formation
1	American Italian Pasta Company	Delaware
2	Associated Brands, Inc.	New York
3	Bay Valley Foods, LLC	Delaware
4	Cottage Bakery, Inc.	California
5	Linette Quality Chocolates, Inc.	Georgia
6	Meal Preparation, Inc.	Delaware
7	Protenergy Holdings, Inc.	Delaware
8	Protenergy Natural Foods, Inc.	Delaware
9	Ralcorp Frozen Bakery Products, Inc.	Delaware
10	S.T. Specialty Foods, Inc.	Minnesota
11	Sturm Foods, Inc.	Wisconsin
12	The Carriage House Companies, Inc.	Delaware
13	TreeHouse Foods Services, LLC	Delaware
14	TreeHouse Private Brands, Inc.	Missouri